SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

File No. 000-1321002

(check one) ☒ Form 10-K     ☐ Form 20-F         ☐ Form 11-K      ☐ Form 10-Q        ☐ Form N-SAR

For period ended December 31, 2011

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-K

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Brampton Crest International Inc.

Full name of registrant

Former name if applicable

3107 Stirling Road, Suite 201

Address of principal executive office (Street and Number)

Fort Lauderdale, FL 33312

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company is finalizing its financial statements of the year ended December 31, 2011, and is unable to compile the necessary financial information required to prepare its Annual Report in a timely manner without unreasonable effort or expense. Therefore, it is not able to file the periodic report by the mandated deadline. The Company expects to file within the extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

             Brad Hacker (954) 374-0555

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

            ☒ Yes     ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            ☒ Yes    ☐No

The Company had no material revenues in 2011 and continued to operate at a loss, the amount of which cannot now be estimated with reasonable accuracy.

BRAMPTON CREST INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2012	By:	/s/ Joseph Giuliano
Joseph Giuliano Chief Executive Officer and Chief Financial Officer